TransAlta Corporation	Calgary, Alberta
Box 1900, Station "M"	T2P 2M1
110-12th Avenue S.W.	T (403) 267 7110

August 13, 2013

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Mr. Scott Stringer
Mr. Andrew Mew

Re:	Comment Letter dated August 1, 2013 to
TransAlta Corporation
Form 40-F for the Fiscal Year ended December 31, 2012
Filed February 27, 2013, File No. 001-15214

Ladies and Gentlemen:

TransAlta Corporation (the “Corporation”), has the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the comment letter dated August 1, 2013 (the “Comment Letter”) relating to the above-referenced Form 40-F filed with the Commission (the “40-F”).  For your convenience, we have set forth below each of the Staff’s comments in the Comment Letter immediately followed by the Corporation’s response to that comment.

Exhibit 13.3

Financial Statements and Notes

11. Asset Impairment Charges, page 95

A. Sundance Units 1 and 2, page 95

1.	We note you took a $43 million impairment loss on Sundance Units 1 and 2 during the second quarter based on an estimate of fair value less costs to sell and that you

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reversed $41 million of the loss during the third quarter based on five more years of expected lives resulting from recent Canadian federal regulations.  You also state that “[t]he recoverable amount was based on an estimate of fair value less costs to sell, derived from the cash flows expect to result over the revised useful life of the units…”  In that regard, please clarify for us and disclose how you determined the recoverable amounts when performing the impairment tests of the Units as it appears you were switching from “fair value less costs to sell” to “value in use” model in determining the amount.  Please note that recoverability of a cash generating unit should be based on the higher of fair value less costs to sell and its value in use under paragraph 6 of IAS 36.  In addition, please tell us and disclose in more details the facts and circumstances surrounding the recordation and the reversal of the impairment losses including your calculations.

Response:

As noted in Note 2. W.I. of Page 87 of Exhibit 13.3 to our Form 40-F, in order to calculate fair value less costs to sell, “information about-third party transactions for similar assets is used and if none are available, other valuation techniques, such as discounted cash flows, are used.”  Discounted cash flow valuations are widely used to calculate fair value measurement for these types of assets as there are no active markets for coal plants and each coal plant is unique enough that recent transactions that would be appropriate as a reference transaction are often difficult to obtain.  The discounted cash flow calculation is considered the best information that is available to reflect the amount that TransAlta could obtain from a disposal of the asset in an arm’s length transaction.

During the second quarter of 2012, an arbitration panel ruled that Sundance Units 1 and 2 had to be returned to service.  Previously, TransAlta had impaired Sundance Units 1 and 2 and had written the value of the units down to the recoverable amount under a claim for destruction, which is a prescribed value under the terms of the Power Purchase Arrangement (“PPA”).  This value was considered representative of fair value less costs to sell because it was a contractually established amount that market participants would reference when assessing the value of Sundance Units 1 and 2.  Once it was ruled that the units had to be returned to service, the value of Sundance Units 1 and 2 was assessed in order to determine if further impairment existed and a discounted cash flow analysis was prepared as an estimate of fair value less costs to sell.  The fair value after taking into consideration costs to be incurred to return the asset to service was lower than the net book value of the asset and impairment had to be recognized during the second quarter.  The estimated fair value for Sundance Units 1 and 2 was $97 million compared to the carrying value of $139.8 million, resulting in the required impairment of $42.8 million.

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The primary assumptions impacting the calculation were:

1.	The expected return to service date.
2.	The capital expenditures required to repair both units.
3.	Market-based price curve to calculate various components of the capacity payment to be received under the PPA.
4.	Costs to operate and maintain the units to the end of their useful life.

Subsequent to the release of the second quarter results, the revised Canadian federal regulations on greenhouse gases were released, which permitted TransAlta to extend the useful life of Sundance Units 1 and 2.  As a result, additional years were added to the calculation of fair value less costs to sell using the discounted cash flow analysis as per the disclosure on Page 95 of Exhibit 13.3 to our Form 40-F.  The discounted cash flow analysis was updated for the following:

1.	Extended useful lives, including any associated capital to achieve the life extension.
2.	Revised price curve (new curves are available on a quarterly basis).
3.	Revised estimates of operating and capital costs, taking into consideration new information gathered from the work to restart the units.
4.	Risks of provincial legislation and regulations not aligning with the Federal regulations.
5.	Risks associated with the increased capital cost of returning Sundance Units 1 and 2 to service.
6.	Risks associated with the proposed return to service date of Sundance Units 1 and 2.

The calculated fair value less costs to sell permitted a reversal of a portion of the previously recorded impairment on Sundance Units 1 and 2.  The calculated fair value less cost to sell was approximately $140 million, permitting a reversal of $41 million, after taking into consideration the impact of depreciation.

For Sundance Units 1 and 2, TransAlta consistently used a fair value less cost to sell amount in the calculation of any impairment or impairment reversal.  The Company respectfully submits that the key information related to the impairments and reversals is appropriately disclosed in the Notes to the financial statements.

32. Employee Future Benefits, page 127

2.	Please advise us how you considered paragraph 122 of IAS 19 in terms of providing separate disclosure for your U.S. and Canadian defined benefit plans.

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Response:

As permitted under IAS 19, paragraph 122, TransAlta has elected to group disclosures for the Canadian and U.S. pension plans.  Rather than group the plans geographically, the assessment was made to group the plans according to the nature of the plans and group them as Registered defined benefit plans, Supplemental pension plans and Other health and dental benefits.  The criteria for each of the plans are different and grouping along these lines was considered more meaningful than geographic disclosures.

The defined benefit plans are similar as they are both closed to new entrants and are based on final salaries.  The key assumptions for the defined benefit plans were assessed to determine if they were similar and TransAlta concluded that the rates were similar between the two plans.  As an example, some of the key rates used in the calculation of the 2012 obligation were:

	Canada	U.S.
Discount rate	4.0%	3.75%
Inflation rate	2.0%	2.3%
Salary Scale	3.0%	3.0%

Additionally, the relative size of each plan was also taken into consideration.  The Canadian defined benefit plan has significantly more participants that the U.S. defined benefit plan.  The obligation under the Canadian plan makes up just over 90% of the total combined obligation.  Given the relative size and similar nature of the plans, TransAlta felt it was appropriate to group the plans for disclosure purposes.

The Supplemental plan is available to all Canadian employees whose earnings exceed the Canadian income tax limit so this plan is separate from the other plans and therefore was not grouped with any other plan.

The Other health and dental benefits are also based on a different population than the other two types of plans so they were presented separately.  Like the defined benefit plans, the underlying assumptions were also assessed for presentation purposes and based on the similarity of these assumptions, the Canadian and U.S. plans were combined for disclosure purposes.

The Corporation respectfully submits that our presentation and disclosure as provided in Exhibit 13.3 to our Form 40-F is appropriate.

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33. Joint Ventures, page 131

3.
We note your partnership with MidAmerican and your disclosure elsewhere on page 20 in MD&A that you will be responsible for construction management, operations, and maintenance of projects that proceed.  Please explain how control over the construction, operations and maintenance was considered in your determination that this is a jointly controlled entity and disclose how you account for jointly controlled entities.

Response:

As required under IAS 31, Interest in joint ventures, the two critical components of a joint venture are that the venturers be bound by a contractual arrangement and that the contractual arrangement establishes joint control.  TransAlta and MidAmerican entered into a general partnership agreement which establishes joint control of the partners over the Partnership.  Each Partner has a 50% partnership interest and each Partner holds two seats on the four seat Management Committee.  The Management Committee is responsible for the overall stewardship and direction of the Partnership and all decisions of the Management Committee are binding on the Partners.  TransAlta was appointed Managing Partner, but under the oversight, direction and approval of the Management Committee.  More specifically, there is a provision in the partnership agreement where no Partner is given the authority to act for, or assume any obligation or responsibility, on behalf of any other Partner or the Partnership.  While TransAlta may have been designated Managing Partner this was done to facilitate administration of the Partnership, TransAlta does not have control over the Partnership, which is consistent with paragraph 12 of IAS 31:

The contractual arrangement may identify one venturer as the operator or manager of the joint venture. The operator does not control the joint venture but acts within the financial and operating policies that have been agreed by the venturers in accordance with the contractual arrangement and delegated to the operator. If the operator has the power to govern the financial and operating policies of the economic activity, it controls the venture and the venture is a subsidiary of the operator and not a joint venture.

The Management Committee has the ultimate control over the stewardship and direction of the Partnership, including establishing the financial and operating policies of the Partnership.

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Following this determination of joint control, the Partnership was evaluated for classification as a jointly controlled entity.  Paragraphs 24 and 25 of IAS 31 outline the guidance for classification as a jointly controlled entity:

24
A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The entity operates in the same way as other entities, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity.

25
A jointly controlled entity controls the assets of the joint venture, incurs liabilities and expenses and earns income. It may enter into contracts in its own name and raise finance for the purposes of the joint venture activity. Each venturer is entitled to a share of the profits of the jointly controlled entity, although some jointly controlled entities also involve a sharing of the output of the joint venture.

Under the terms of the contract, neither TransAlta nor MidAmerican has rights to individual assets or obligations of the venture.  Titles to assets are to be held by the Partnership or by the Managing Partner as bare trustee, agent and nominee in trust for the Partnership.  Based on the agreement, each project that gets approved will be moved into a separate project limited partnership.  The use of the limited partnership will result in the liabilities of the partners being limited to the net assets in each project.  Any income or cash distributions are to be allocated in proportion to each Partner’s partnership interest.  The partnership will act as a separate entity.

TransAlta’s policies on accounting for Joint Ventures can be found on page 86 of Exhibit 13.3 of our Form 40-F.  Consistent with the treatment of other jointly controlled entities, TransAlta has applied equity accounting.

Starting January 1, 2013, TransAlta applied IFRS 11, Joint Arrangements.  This Partnership has been classified as a joint venture and is accounted for using the equity method of accounting.

The Corporation respectfully submits that it has properly applied the requirements of IAS31 and IFRS11 and that our disclosure in Exhibit 13.3 is appropriate.

 _____________________

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At the Staff’s request, the Corporation acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments.  If you have any questions in connection with our responses to your comments, please feel free to contact me by telephone at 403 267-7370 or via email at brett_gellner@transalta.com.

Sincerely,

/s/ Brett Gellner

Brett Gellner
Chief Financial Officer
TransAlta Corporation

cc:	Maryse C. C. St.-Laurent
TransAlta Corporation

Andrew J. Foley
Paul, Weiss, Rifkind, Wharton & Garrison LLP